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                              October 27, 2023

       Ryan Nebel
       Partner, Olshan Frome Wolosky LLP
       Lifevantage Corp
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Lifevantage Corp
                                                            Definitive
Additional Soliciting Materials Filed by Bradley L. Radoff et al.
                                                            Filed October 25,
2023
                                                            File No. 001-35647

       Dear Ryan Nebel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       Press Release, page 1

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Provide us supplementally, or disclose, the factual foundation for your statements
listed below. In this regard, note that the factual foundation for such assertions must be
reasonable. Refer to Rule 14a-9.

                                                              "Uncovers
LifeVantage   s Troubling Pay-for-Play Tactics..."
                                                              "Believes Recent
Letter Represents a Paid Advertisement and Fake Endorsement
                                                            Placed by
LifeVantage to Trick Stockholders into Believing a Critical Mass of
                                                            Consultants Support
Long-Tenured Chairman Garry Mauro and Other Targeted
                                                            Directors"
                                                              "Urges
Stockholders to Vote for Aligned and Ethical Nominees..." (emphasis added)
 Ryan Nebel
Lifevantage Corp
October 27, 2023
Page 2
                      [certain LifeVantage directors] have resorted to seemingly deceitful and unethical
              measures to try to win stockholders    support.
                      the recently issued letter purportedly signed by
LifeVantage
              consultants   represents little more than an undisclosed
advertisement and bogus
              endorsement.
                      our Group has grown increasingly troubled about certain additional undisclosed conflicts that have come to light in recent days
2. Please provide us support for your disclosure that "We have learned through trusted sources that Mr. Daniels is also being paid by
         LifeVantage   "
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameRyan Nebel                                  Sincerely,
Comapany NameLifevantage Corp
                                                              Division of
Corporation Finance
October 27, 2023 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName